Exhibit 10.1

November 14, 2011

PERSONAL & CONFIDENTIAL

Mr. Robert P. Story, Jr.
12 Fox Hill Road
Ashland, MA 01721

Dear Bob:

This letter (the “Agreement”) confirms the agreement that we have reached regarding your retirement from Courier Corporation and any of its affiliated and/or related entities (the “Company”) as its Executive Vice President and Chief Operating Officer.  The purpose of this Agreement is to provide for an orderly and amicable transition in connection with your retirement that includes provisions for severance pay and benefits, non-competition, non-solicitation, confidentiality, consulting services and a release of claims.

Of course, if there were no Agreement, the Company would still pay you your base salary, including any accrued but unused vacation time, through your Retirement Date, and would pay you the bonus you earned for FY 2011.  In addition, the Company would provide you with the right to continue group medical insurance coverage under COBRA and your rights under other benefit and incentive plans and programs would be governed by the applicable plan terms and governing practices consistent with your status as a retiree effective on your retirement date.

With those understandings and in exchange for the promises of you and the Company set forth below, you and the Company agree as follows:

1.        Retirement

You hereby confirm that effective December 31, 2011 (the “Retirement Date”), you will retire from your full-time employment and resign with respect to any and all positions that you hold with the Company, including as a member of the Board of Directors of the Company.  Between now and the Retirement Date, you will continue to work with Jim Conway and the other members of Courier’s senior management to ensure an orderly transition of your duties, responsibilities and business relationships.

2.        Severance Benefits

(a)       Severance Pay.  The Company shall pay you severance pay bi-weekly on its regular payroll dates applicable to your position with the Company at your current rate of $16,846.15 per bi-weekly pay period (“Severance Pay”) for the two-year period from the date immediately following the Retirement Date (the “Severance Pay Period”). For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each installment payment is a separate payment.

Mr. Robert P. Story, Jr.
November 14, 2011

(b)       Attorney Fee Reimbursement.  The Company agrees to reimburse you up to $10,000 for any reasonable attorneys’ fees incurred by you in connection with negotiating this Agreement.  This reimbursement will be paid promptly upon receipt by the Company of a bill for reasonable legal fees incurred by you in connection with this Agreement.  The Company  acknowledges that your provision of any bill to the Company is for reimbursement purposes only and is not intended to, nor does it, waive the attorney-client privilege.  The Company agrees that the bill may be redacted to protect against the disclosure of any material protected by the attorney-client privileged or any other privilege or protection.

(c)       Health Benefits.  Your rights and obligations under COBRA will be explained in a separate letter to you describing your medical insurance continuation rights under COBRA.  To continue your medical insurance coverage after the Retirement Date, you must elect COBRA continuation coverage.  If you elect COBRA continuation coverage and provided that you are not covered under another health plan, the Company shall continue to pay for medical insurance premiums for coverage of you and your beneficiaries to the same extent as if you had remained employed in the same position you held as of the execution of this Agreement for 24 months following the Retirement Date; provided, however, that to the extent that the Company may be required to treat these payments as taxable income to you, it may withhold additional taxes from the Severance Pay due to you.  You will be responsible for the remaining portion of such coverage as if you remained employed.  You hereby authorize the deduction of the portion for which you are responsible from your Severance Pay.  If you are not covered under another group health plan at the end of the Severance Pay Period, the Company shall reimburse you for the cost of medical insurance benefits under a privately purchased plan through the earlier of:  (i) June 2016; or (ii) the date on which you become eligible for group plan benefits in an amount equal to the amount the Company would have paid for your medical insurance premiums had you remained employed in the same position you held as of the execution of this Agreement.  To obtain reimbursement, you will notify the Company of your premiums for medical insurance benefits under a privately purchased plan, provide the Company with proof of payment and advise the Company promptly if you become eligible for medical insurance under a group health plan.  The reimbursement will be made on a monthly basis and in no event will reimbursement for any calendar year be made later than the last day of the calendar year following the year in which the premiums for medical insurance were incurred.  You will be subject to taxation on the amount reimbursed.

3.        Stock Transactions

You will be subject to the Company’s insider trading policy and procedures until January 26, 2012 after which you will no longer be obligated to comply with the Company’s trading blackout restrictions regarding the purchase or sale of Company stock or the exercise of Company stock options, although you will be subject to laws regarding insider trading, including, without limitation, any prohibitions arising from the possession of material, nonpublic information.

Mr. Robert P. Story, Jr.
November 14, 2011

4.        401(k) Plan and Deferred Compensation Plan

(a)       401(k) plan.  All contributions to the Company’s 401(k) Plan will continue through December 31, 2011. You will be allowed under the 401(k) Plan to maintain your accumulated 401(k) account funds until April 1 following the calendar year in which you attain age 70½, at which time you will be required by law to commence your distribution from the 401(k) Plan.

(b)       Deferred Compensation Plan  You will receive an additional credit to your deferred compensation account in the Company’s deferred compensation plan based on your compensation in 2011.  Such account, as adjusted for earnings and losses through June 30, 2012, will be paid to you in a lump sum in July 2012.

5.        Tax Treatment

The Company shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith determines that it is required to make such deductions, withholdings and tax reports.  The Company will use best efforts to promptly notify you of the basis for all such deductions, withholdings and/or tax reports (as well as copies of any such reports or filings) and will make  personnel from its finance department available to you or your advisors in the event you have any questions regarding the basis for any such deductions, withholdings and/or tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings.  Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

6.        General Release of Claims

In consideration of, among other terms, the payments and benefits described in Section 2, the extent to which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, its affiliated and/or related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”), that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees.  This release includes, without limitation, all Claims:

●	relating to your employment by and retirement from employment with the Company;

●	of wrongful discharge;

Mr. Robert P. Story, Jr.
November 14, 2011

●	of breach of contract;

●	of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and Claims of discrimination or retaliation under Mass. Gen. Laws ch. 151B);

●	under any other federal or state statute (including, but not limited to, the Employee Retirement Income Security Act of 1974, as amended);

●	of defamation or other torts;

●	of violation of public policy;

●	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits; and

●	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect your rights as a retiree as of the Retirement Date under the Company’s benefit and incentive plans and governing practices or your rights under this Agreement.

You agree that you shall not seek or accept damages of any nature, other equitable or legal remedies for your own benefit, attorney’s fees or costs from any of the Releasees with respect to any Claim released by this Agreement.  As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

The Company represents that it is unaware of any claims, demands, debts, damages and liabilities of any kind that the Company may have against you  as of the date of this Agreement and that your willingness to enter into this Agreement and provide the release set forth in this Section is in consideration, in part, on that representation.

7.        Consulting Services

You agree to provide consulting services for the Company until June 2016 on an as-requested basis; provided, however, that it is not expected that you will be asked to provide services for more than an average of one day per month.  As part of your consulting services, you agree to cooperate reasonably with the Company (including its outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future litigation about which the Company believes you may have knowledge or information.  You further agree to make yourself available at mutually convenient times during and outside of regular business hours as reasonably deemed necessary by the Company’s counsel.  The Company agrees to take all reasonable steps to insure that any required assistance does not interfere with any other work in which you may then be engaged. You agree to appear without the necessity of a subpoena to testify truthfully in any legal proceedings in which the Company calls you as a witness.  The Company will endeavor to provide you reasonable notice when requesting your consulting services.  You agree to provide consulting services without additional compensation for up to 24 days during the Severance Pay Period.  The Company will reimburse you for any and all business related expenses (in accordance with the Company’s expense reimbursement policies) for expenses incurred in the context of any consulting services provided to the Company after the Retirement Date.

Mr. Robert P. Story, Jr.
November 14, 2011

8.        Change of Control

In the event of a Change of Control as defined in the Courier Corporation Executive Compensation Program which also qualifies as a change in control event within the meaning of Section 409A of the Code and the regulations promulgated thereunder, your obligation to provide consulting services shall cease and any balance due on the severance payment obligations set forth in Section 2(a) of this Agreement shall be accelerated and paid in full within 30 days of the Change of Control.  In addition, if a Change of Control takes place prior to December 31, 2013, then the Company shall pay you $37,500, and if a Change of Control takes place between December 31, 2013 and June 2016, then the Company shall pay you an amount equal to the product of $1,250 multiplied by the number of months between the Change of Control and June 2016.  Such payment shall be made within 30 days after the Change of Control and represents a payment towards your medical coverage during the period from December 31, 2013 to June 2016.

9.        Return of Property

You agree that on or before the Retirement Date, you will return to the Company all Company property, including, without limitation, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company or its finances, customers and business relationships (in the latter two cases, actual or prospective).  If you discover that you continue to retain any such property, you shall return it to the Company immediately.  Any Company property provided to you after the Retirement Date in connection with your consulting services for the Company, as provided in Section 7 of this Agreement, must be returned to Company immediately upon the termination of your consulting services for the Company.  The Company agrees that you may keep your Company-issued laptop and peripherals (after sanitization by the Company’s technology personnel) and that you may maintain copies of Board packages provided to you in your capacity as a member of the Company’s Board of Directors.

Mr. Robert P. Story, Jr.
November 14, 2011

10.       Confidential Information

You understand and agree that you have been employed in a position of confidence and trust and have had access to information concerning the Company that the Company treats as confidential and the disclosure of which could negatively affect the Company’s interests (“Confidential Information”).  Confidential Information includes nonpublic information regarding (a) marketing strategies, programs, plans and methods; (b) pricing policies, product strategies, and methods of operation and other business methods; (c) customer lists, customer identification, customer prospects, prospective leads or target accounts, and other basic customer information; (d) technical data, specifications, designs, concepts, discoveries, improvements, product plans, research and development information, formulas, compilations, programs, methods, techniques, inventions, devices, systems, and techniques; (e) expansion plans, management policies and other business policies and strategies, (f) business forecasts, financial data, costs, sales and revenue reports, and any analyses not publicly disclosed; (g) employment lists, salary information and other information regarding employees, agents, representatives, consultants and independent contractors of the Company; (h) computer programs and software, computer source code, integrated computer systems and data, and internal procedures and forms; (i) lists of the Company’s vendors and suppliers and terms of service contracts; and (j) other information which enables the Company and/or its current and proposed customers and business partners to compete successfully.  “Confidential Information” does not include information that, at the time of disclosure or thereafter, is generally available to and known by the public (other than as a result of a disclosure by you in violation of this Agreement or other obligation), nor does it included information required to be disclosed by law, regulation, order, decree or process. You agree that you shall not use or disclose any Confidential Information at any time after the Retirement Date without the written consent of the Company.

11.       Noncompetition and Nonsolicitation

For two years after the Retirement Date, you shall not, directly or indirectly, (a) whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or invest in any business conducted anywhere in the United States that is competitive with any field of business in which the Company was engaged or was planning to engage as of the Retirement Date (“Company Business”); (b) employ, attempt to employ, recruit or otherwise solicit, induce or influence any person to leave employment with the Company; or (c) solicit or encourage any customer or supplier to terminate or otherwise modify adversely its business relationship with the Company.  Notwithstanding the foregoing, you may own up to five percent of the outstanding common stock of a publicly held corporation that is engaged in a Company Business.  You understand that the restrictions set forth in this Section 8 are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill.  You agree that such restrictions are reasonable and appropriate for this purpose.  You further acknowledge that the Company would suffer irreparable injury if you breached your obligations under this noncompetition agreement and agree that the Company shall have the right to injunctive relief to enforce the terms of this noncompetition and nonsolicitation agreement.

Mr. Robert P. Story, Jr.
November 14, 2011

12.       Nondisparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates, subsidiaries or current or former officers, directors, shareholders, employees or agents.  You further agree not to take any actions or conduct yourself in any way that would reasonably be expected to affect adversely the reputation or goodwill of the Company and its current and former officers, directors, shareholders, employees, attorneys, accountants and agents.  You further agree that you shall not voluntarily provide information to or otherwise cooperate with any individual or entity that is contemplating or pursuing litigation against any of the Releasees or that is undertaking any investigation or review of any of the Releasees’ activities or practices; provided, however, that you may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC or the Massachusetts Commission Against Discrimination.  These nondisparagement obligations shall not in any way affect your obligation to testify truthfully in any legal proceeding.

The Company will instruct its directors and James F. Conway III, Peter M. Folger, Diana L. Sawyer and Rajeev Balakrishna not to take any action or make any statement, orally or in writing, which disparages or criticizes you or that would harm your reputation.

13.       Information Concerning Actual, Potential or Alleged Financial Irregularities

You represent that you are not aware of any actual, potential or alleged financial irregularities concerning the Company that have not otherwise been disclosed to and acted upon by the Company’s audit committee.

14.       Suspension, Termination, and Recoupment of Payments and Attorneys’ Fees

In the event the Company contends you have breached a term of this Agreement, the Company shall provide notice of that breach and you will have 30 days to cure the breach; provided, however, that the Company need not provide a cure period with respect to a breach of Section 10 or 11 of this Agreement.  If you violate any of your obligations in any material respect under Section 10 or 11 of this Agreement as reasonably determined by the Company in good faith, in addition to any other legal or equitable remedies it may have for such breach, the Company shall have the right to terminate or suspend its payments to you under Section 2 of this Agreement; provided however that you shall have the right to collect any such payments if a court of competent jurisdiction finds that you did not violate your obligations hereunder with respect to the obligations specified in the notice from the Company.  To the extent that such payments have already been made, you will be obligated to return such payments to the Company upon demand to the extent necessary to compensate the Company for any damages found by a court of competent jurisdiction.  The termination, suspension or recoupment of such payments in the event of such breach by you will not affect your continuing obligations under this Agreement. Notwithstanding the foregoing, this provision shall not apply to the extent that your breach of this Agreement consists of initiating a legal action in which you contend that the release set forth in Section 6 is invalid, in whole or in part, due to the provisions of 29 U.S.C. § 626(f).

Mr. Robert P. Story, Jr.
November 14, 2011

15.       Legal Representation and Absence of Reliance

This Agreement is a legally binding document, and your signature will commit you to its terms.  You confirm that you have consulted with an attorney before signing this Agreement.

You acknowledge that you have carefully read and fully understand all of the provisions of this Agreement and that you are voluntarily entering into this Agreement.  You also acknowledge that in signing this Agreement, you are not relying on any representations by any representative of the Company concerning the meaning of any aspect of this Agreement.

16.       Enforceability

If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.  You understand that by entering into this Agreement, the Company is not admitting that it violated any legal obligation that it owed to you.

17.       Waiver

No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party.  The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18.       Entire Agreement

This Agreement is the entire agreement between you and the Company with respect to your retirement from the Company and the items identified in the introductory paragraph of this Agreement.  All previous agreements or promises between you and the Company with respect to your retirement or other termination of employment are superseded, null and void.  Nothing in this Agreement, however, shall be read as terminating or superseding the Company’s obligations to you with respect to all amounts earned by you as of the Retirement Date under the terms of the Company’s executive compensation plans, including without limitation bonuses, deferred compensation, and vested stock options and awards. This Agreement shall be binding upon each of the parties and upon their respective heirs, administrators, representatives, executors, successors and assigns and shall inure to the benefit of each party and to their heirs, administrators, representatives, executors, successors and assigns.  Any payments due to you under the terms of this Agreement shall, in the event of your death, be payable to the Robert Story Jr. Revocable Trust dated August 19, 2009.

Mr. Robert P. Story, Jr.
November 14, 2011

19.       Indemnification

You will be eligible for indemnification pursuant to the terms of the Company’s by-laws.

20.       Interpretation and Enforcement

This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles.  In the event of any dispute, this Agreement shall be construed as a whole, shall be interpreted in accordance with its fair meaning and shall not be construed strictly for or against either you or the Company.  In the event that any provision or portion of a provision of this Agreement shall be determined to be unenforceable, the remainder of this Agreement shall be enforced to the fullest extent possible as if such provision or portion of a provision were not included.  This Agreement may be modified only by a written agreement signed by you and an authorized representative of the Company.

21.       Section 409A

To the extent any payment or benefit that you are entitled to receive under this Agreement would be considered deferred compensation within the meaning of Section 409A of the Code, such payment shall not be payable, and such benefit shall not be provided, until the date that is the earlier of (a) six months and a day from your separation from service or (b) your death.  The Company acknowledges that your separation from service will occur on December 31, 2011.

22.       Time for Consideration and Effective Date

You have the opportunity to consider this Agreement for 21 days before signing it.  To accept this Agreement, you must return a signed original of this Agreement so that it is received by the undersigned at or before the expiration of this 21-day period.  If you sign this Agreement within less than 21 days of the date of its delivery to you, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire 21-day period.  You further acknowledge that any modifications that the Company made to the proposal that it originally delivered to you November 4, 2011 were not sufficiently material to restart the twenty-one (21) day consideration period and that, in any event, you agree, with the advice of your counsel, that the modifications made by the Company do not restart the running of the twenty-one (21) day consideration period and that you have been afforded reasonable time and opportunity to consider the terms of this Agreement.  For the period of seven days from the date when this Agreement becomes fully executed, you have the right to revoke this Agreement by written notice to the undersigned.  For such a revocation to be effective, it must be delivered so that it is received by the undersigned at or before the expiration of the seven-day revocation period.  This Agreement shall not become effective or enforceable during the revocation period.  This Agreement shall become effective on the first business day following the expiration of the revocation period.

Mr. Robert P. Story, Jr.
November 14, 2011

If you agree to these terms, please sign and date below and return this Agreement to me within the time limitation set forth above.

Sincerely,

COURIER CORPORATION

By:	/s/ Peter M. Folger
Peter M. Folger
Senior Vice President & CFO

Accepted and agreed to:

(Sign)	/s/ Robert P. Story, Jr.	Date:	11/14/11
Robert P. Story, Jr.